EXHIBIT 99.16

CORDOVACANN EXPANDS INTO CALIFORNIA MARKET WITH AUBIO AND HMS

Transaction to acquire cannabis extraction and manufacturing assets positions

CordovaCann for strong growth

TORONTO, ONTARIO, June 29, 2022 – CordovaCann Corp. (CSE: CDVA) (OTCQB: LVRLF) (“Cordova” or the “Company”), a cannabis-focused consumer products company, is pleased to announce that on June 27, 2022 (the “Closing Date”), the Company, through its wholly-owned subsidiary, CordovaCann Holdings, Inc., acquired the rights to purchase assets (the “Assets”) of AuBio Labs, LLC (“AuBio”). AuBio is an arm’s length California-based company that holds licenses, equipment and a leased facility to provide cannabis extraction services and manufactured products for sale to licensed cannabis retailers in the State (the “Transaction”). The Assets will enable Cordova to produce a variety of cannabis products on both a white label and branded basis for the largest cannabis market in the world.

AuBio, headquartered in Costa Mesa, California will launch a lineup of cannabis derivative products under the AuMor brand and will also produce extracts and end products for other licensed cannabis operators via tolling agreements and white label manufacturing contracts. The business is expanding its customer base and product offerings and will continue to be led by its founder. “We are excited to become part of the Cordova team by the Cordova growth plan and believe we can make California a significant part of Cordova’s growth plan in the coming years,” said Jeremy Miller, founder of AuBio. “In addition, the brands created in California can be manufactured by Cordova in Washington and Oregon through their existing operations in the United States, adding value to the overall US portfolio.”

The Assets include equipment for extraction and manufacturing, intellectual property related to various AuBio brands already in the market or that are expected to be launched, contracts regarding the distribution of branded products, and the option to secure the currently leased premises in Costa Mesa. The consideration for the Transaction is US $700,000, of which $100,000 was provided as a loan to AuBio on the Closing Date. Cordova will loan an incremental US $100,000 on the monthly anniversary of the Closing Date for each of the next five months, and then provide a final loan amount of $200,000 on November 26, 2022. Upon providing the final loan tranche, Cordova has the option to convert the loan to equity for full ownership of the Assets.

“We welcome the AuBio team to the Cordova family and are excited to enter the California market through this very attractive transaction,” said Taz Turner, Chairman and CEO of Cordova. The acquisition coupled with the experience and industry contacts of the AuBio team position Cordova for rapid growth in the California market for years to come.”

About CordovaCann Corp.

CordovaCann Corp. is a Canadian-domiciled company focused on building a leading, diversified cannabis products business across multiple jurisdictions including Canada and the United States. Cordova primarily provides services and investment capital to the processing and production vertical markets of the cannabis industry.

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Cautionary Note Regarding Forward-Looking Information

This news release contains “forward-looking information” under the provisions of applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of the Company. All statements in this press release, other than statements of historical fact, are “forward-looking information” with respect to the Company within the meaning of applicable Canadian securities laws, including statements with respect to the Company’s planned business activities, the anticipated benefits of the Transaction and the agreed upon time and the issuance of additional common shares in relation thereto. Generally, this forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “expects” , “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” , “believes”, or variations or comparable language of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will be taken”, “occur” or “be achieved” or the negative connotation thereof. Forward-looking information is necessarily based upon a number of factors and assumptions that, if untrue, could cause the actual results, performances or achievements of the Company to be materially different from future results, performances or achievements expressed or implied by such statements. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which the Company will operate in the future, including anticipated costs and ability to achieve business objectives and goals.

Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking information including but not limited to: global economic and market conditions; the war on terrorism and the potential for war or other hostilities in other parts of the world; the availability of financing and lines of credit; successful integration of acquired or merged businesses; changes in interest rates; management’s ability to forecast revenues and control expenses, especially on a quarterly basis; unexpected decline in revenues without a corresponding and timely slowdown in expense growth; the Company’s ability to retain key management and employees; intense competition and the Company’s ability to meet demand at competitive prices and to continue to introduce new products and new versions of existing products that keep pace with technological developments, satisfy increasingly sophisticated customer requirements and achieve market acceptance; relationships with significant suppliers and customers; as well as other risks and uncertainties, including but not limited to those detailed from time to time in the Company’s public filings on EDGAR and SEDAR.. Although the Company believes its expectations are based upon reasonable assumptions and has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. The Company provides forward-looking information for the purpose of conveying information about current expectations and plans relating to the future and readers are cautioned that such statements may not be appropriate for other purposes. By its nature, this information is subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements. Accordingly, readers should not place undue reliance on forward-looking statements. There can be no assurance that such information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are made as of the date hereof and, accordingly, are subject to change after such date. The Company disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise unless required by applicable law.

Company Contact:

Taz Turner

Chief Executive Officer

taz@cordovacann.com

(917) 843-2169

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